Exhibit 99.5

SCAILEX CORPORATION LTD. (“Scailex”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9314422

August 6, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of a transaction with a controlling shareholder or director not requiring approval by the general assembly

a.	The wage of the Company’s external and regular Directors,(excluding Mr. Arie Ovadia), shall be updated, as of July 1, 2008, to the maximum annual remuneration and to the maximum remuneration for participating in board meetings prescribed in the Second and Third Addenda to the Companies Regulations (Rules Regarding Remuneration and Reimbursement of Expenses for Public Directors), 5760 – 2000, according to the version subsequent to the amendment promulgated on March 6, 2008 (“the Regulations”) in relation to a company having the rank of the Company (rank 5, correct to the date of this report).

b.	The wage of Mr. Arie Ovadia, a director with an accounting and financing expertise, shell be updated from the same date mentioned above, to the maximum annual remuneration and to the maximum remuneration for participating in board meetings prescribed in the forth addenda related to the external expertise director, in relation to a company having the rank of the Company (rank 5, correct to the date of this report).

c.	The reasons of the Audit Committee and the Board of Directors for approving the update of the remuneration:

1.	The sums determined do not exceed the maximum sums prescribed in regulations 4, 5, 5a and 7 of the Regulations.

2.	The updated sum reflects a commensurate remuneration, in light of the efforts required from the directors in the performance of their duties, in light of their active involvement in the Company’s activities and in light of the considerable responsibility involved in the roles they are fulfilling.

3.	The updated remuneration is fair and reasonable, in light of the Company’s operating environment, the scope of the Company’s assets and the challenges that the Company is facing in the near future, including the Company’s entry into new spheres of activity, and its search and comprehensive examination of new investment opportunities, as well as the fact that the Company is subject to the U.S. securities laws and is quoted on the Over-the-Counter Bulletin Board (OTCBB) in the United States.

4.	The directors holding office in the Company possess vast experience and qualifications in diverse fields relevant to the Company’s activities. The updated remuneration also reflects this fact.

5.	Special remuneration, on the maximum amount prescribed in the forth addenda related to the external expertise director, granted to Mr. Arie Ovadia, the Company’s head of the investment committee. Major part of the Company operation, which has high liquid capital, dedicates to cash management and investment examinations. The special remuneration set up in related to Mr. Dr. Ovadia’s distinctive contribution in such issues. Dr. Ovadia is an expert in those areas and by that the Company gain specific added value.

6.	Comparative data were presented to the Audit Committee and Board of Directors regarding the remuneration being paid to directors of companies whose equity, volume of operations and additional characteristics are comparable to those of the Company. The Audit Committee and the Board of Directors ascertained that the updated remuneration does not exceed what is customary in the market.

d.	The right of a shareholder to oppose: one or more shareholders, holding at least one percent of the issued share capital or voting rights in the Company, have the right to notify the Company in writing of its objection to the Company approving the above resolutions by the Company’s General Assembly, within 14 days of the date this Report is published, this, in conformance with regulation 1C of the Companies Regulations (Allowances in Transactions with Interested Parties), 5760 – 2000.

e.	the entire directors do not hold any other office in the Company and do not hold any of the Company’s share capital (except the head of the board of directors, Mr. Ilan Ben-Dov, which has also the controlling stake of the Company – see specific exhibit on that issue attached). The entire Directors shall not receive any additional remuneration beyond that specified in the Regulations. The total semi-annual remuneration to the Chairman of the Board (the second half of 2008) reaches some ILS 396 thousand. This sum does not include the remuneration in respect of participation in board meetings, which will be determined according to the actual number of meetings convened.